BROADLEAF CAPITAL PARTNERS, INC.

3887 Pacific Street
Las Vegas, NV 89121
(Tel) 702-650-3000
(Fax) 702-697-8944

Via Edgar Correspondence

December 6, 2012

Securities and Exchange Commission
Attn:  Tom Kluck, Branch Chief
Washington, DC 20549

Re:          Broadleaf Capital Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 3, 2012

Form 10-Q for the Quarter Ended September 30, 2012
Filed November 6, 2012

File No. 814-00175

Dear Sirs/Madame:

This letter is in response to your email dated November 26, 2012.

Comment No. 1

Form 10-K for Fiscal Year Ended December 31, 2011

Cover Page

We note that on the cover page of Form 10-K, you indicate that registrant is not a shell company as defined under Rule 12b-2 of the Exchange Act.  We also note that the registrant appears to have had a nominal operations and assets consisting of cash and nominal assets.  Please advise us how the registrant is not a shell company or revise this disclosure in future Exchange Act periodic reports.

Response No. 1

The Company does not believe that it is a shell company as defined under Rule 12b-2 of the Exchange Act.  The operations of the Company are not nominal.  Historically, the Company was the owner of an interest in the Canyon Shadows housing project in Southern California.  The acquisition cost of Canyon Shadows was $1,131,961.

After Canyon Shadows was sold by the Company in February 2012, it created a subsidiary Pipeline Nutrition, Inc., a Nevada corporation, selling to the public a sports supplement called “Tsunami Strike”.  As reported in the Company’s 10-Q for the period ended September 30, 2012, the Company reported that it had $67,829 worth of inventory of Tsunami Strike with $144,506 in cash.

The Company’s investment in Canyon Shadows dates back to 1995.  As of February 2012, the Company sold its only major asset Canyon Shadows Limited Partnership creating a small amount of cash reserves and eliminating most of its outstanding liabilities.  See Note 4 to Form 10-Q for period ended September 30, 2012.

For the nine months ended September 30, 2012, revenues were approximately $21,600 compared to $25,715 for the nine months ended September 30, 2011, decreasing by $4,115. During this time investment income stopped as a result of the sale of the Canyon Shadows investment and the Company started recording sales from is subsidiary Pipeline Nutrition, Inc. which was $20,696 of the total revenues in 2012. There were no Pipeline Nutrition, Inc. revenues in 2011.  See, 10-Q for the period ended September 30, 2012 at page 24.

Based on the above, the Company does not believe it is a shell company because it has been engaged in business activities since 1995 to the present.

Comment No. 2

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

2.  We believe your MD&A section could benefit from an expanded “Overview” section that offers investors an introductory understanding of the registrant and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include a discussion of the following:  the economic and industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company’s primary business lines, locations of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties.  For more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 (Dec. 19, 2003).  See also Item 303 of Regulation S-K.

Response No. 2

The Company will supplement its MD&A in future Exchange Act filings consistent with Comment No. 2.

3.  We note your intention to operate your business through your parent company.  Please revise your Business section in future filings to address your corporate structure and discuss the business of each entity.

Response No. 3

The Company will revise its Business section in future filings under the Exchange Act to address its corporate structure as parent to its subsidiary Pipeline Nutrition, Inc.

Item 9(A)(T).  Controls and Procedures, page 34.

4.  We note that management determined that you had ineffectual internal controls for the period presented.  Please revise to discuss the remediation plans, if any, to cure the noted deficiencies.

Response 4:

The Company will remediate its internal controls by appointing Donna Steward as its full time financial officer.  See 8-K dated December 5, 2012.

Item 10.  Directors, Executive Officers and Corporate Governance, page 25.

5.  With respect to your directors, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business structure.  Please refer to Item 401(e) of Regulation S-K for guidance.

Response No. 5

The background and experience of our officers and directors is set-forth in the Company’s 10-K for the period ended December 31, 2011 as filed on April 3, 2012.  With respect to each officer and director, the Company believes that each person has the necessary experience, qualifications and attributes to serve as an officer and/or director.

In relevant part, the 10-K for the period ended December 31, 2011 provides as follows at pages 35-36:

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Officers

The following sets forth the names and ages of all of our directors and executive officers as of the date of this annual report. Also provided herein is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no arrangements or understandings between any director or executive officer and any other person pursuant to which the director or executive officer was selected.

The following persons constitute all of the Company’s Executive Officers and
Directors:

   NAME                        AGE         POSITION

   Michael King              74            President

   Donna Steward           70            CFO/ Director

   Charles Snipes            90            Director

   Robert McCoy            70            Director

The Company's Bylaws currently authorize up to 13  directors.  Each director is elected for one year at the annual meeting of stockholders and serves until the next annual  meeting  or  until  a  successor  is  duly elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of the directors and executive officers.

Michael “Mike” King

Mike and his company Princeton Research, specialize in the creation, development, and promotion of business ventures that serve either a social or economic purpose. A 1960 graduate of the Wharton School of the University of Pennsylvania, Michael has spent nearly 30 years on Wall Street as broker, trader, and principle of his own companies. Before New York, he co-founded the Imperial Battery Company in Lynchburg, Virginia and worked for Amco-Teledyne where he engineered the design and operation of industrial plants for companies such as International Shoe. Michael has always maintained a progressive vision for the future, evidenced by his founding of the Tuskegee Mills textile factory in Tuskegee, Alabama where he was the first business owner in the American South to hire black women.

A former member of the New York Mercantile Exchange and the Chicago Board of Trade, Michael founded his own firm, King Commodity Services, before managing several high-profile accounts on Wall Street, including the Bunker Hunt account, while working for the likes of E.F. Hutton, Shearson Lehman, and Anglo American.

 After placing 2nd and 5th respectively in the 1990 and 1991 United States Investing Championship, he became a partner at ZimLev, Inc., a company which generated $90 million in equity, managed $1 billion in assets, and was a top ten performer between 1992 and 1995.

In 1997 Michael moved to Las Vegas and founded Princeton Research, Inc., registering soon after with Morgan Fuller Capital of San Francisco. Since 1999 Michael and Princeton have published a daily, and now weekly market letter providing on-point analysis of fundamental economic data and investment advice to an extensive network of analysts, investors, and traders across the world.

Donna M. Steward

Donna M.  Steward has over 37 years of experience in the banking industry in credit management and managing operations both domestic and international. Having worked in various management positions within that industry.   She  has maintained  a  long  working  relationship  with  her  clients with that "extra attention"  to  achieve  success.   Ms.  Steward has her own Mortgage Company since1995, consulting and negotiating with banks.   Ms.  Steward is a licensed real estate broker and insurance broker in the State of California. Ms Steward is very active in the local community.

Charles Snipes

Born  in  Arizona, raised in Southern California, product of the  local  school system.  Graduated from UCLA in Business and Accounting.  Spent 5 years in the Navy during World War  II.   Involved  in  various  business firms as employee, manager, and owner for 25 years.  From 1973 to 1993, when he sold the business, President of an internal oil service company, with offices  in 20 states and 16 foreign countries.  Since 1993, he has been involved in various  aspects of the self-storage  business,  as  well  as serving on several Boards in a consulting capacity.

Robert McCoy

He graduated from Frayser High School – Memphis TN and the University of Tennessee – Knoxville TN. He is an experienced senior executive with 14 years facilities management experience and 28 years senior management experience among various companies. As President of Marquis Elevator, Inc. he built and then later sold the largest independent elevator company in Nevada. Bob has served as Secretary and Treasurer of CLX Medical since March 2007 and also serves as its Principal Accounting Officer.

* * * * *

Signatures, page 42

6.  In future filings, please include the signatures of your principal executive officer and principal accounting officer.  Please refer to General Instruction D(2)(a) of Form 10-K for guidance.

Response No. 6

The Company in its future filings under the Exchange Act will provide the signatures of its principal executive officer and principal accounting officer.

Exhibits

7.  Please file a list of subsidiaries exhibit or advise.  Refer to Item 601(b)(21) of Regulation S-K for guidance.

Response No. 7

The Company will file a list of its subsidiaries in future Exchange Act filings.  At this date, the Company’s only subsidiary is Pipeline Nutrition, Inc., a Nevada corporation.

Exhibit 31.1

8.  Please tell us if Mr. King is your principal executive officer as well as your principal financial officer.  We may have further comment.

Response No. 8

Mr. King is the Company’s principal executive officer as well as principal financial officer.  The Company will file a Form 8-K announcing that Donna Steward will act as the principal financial officer effective December 5, 2012.

9.  We note the introductory paragraph of your certification in which you indicate that the certification covers both the fiscal years ended December 31, 2011 and December 31, 2010.  Please note that the certification should only identify the period to which it relates.  Please revise this paragraph accordingly in your future Exchange Act periodic reports.

Response No. 9

In future Exchange Act filings, the Company will make sure that any certifications are made for the period to which the report relates.

Form 10_Q for the Quarter Ended September 30, 2012

Item 2.  Description of Business, page 22.

10.  We note your disclosure in this section that the registrant’s investment focus is centered on real estate and finance.  We also note your disclosure in the MD&A section that the company’s only revenues are from sales from its majority owned-subsidiary Pipeline Nutrition, Inc.  In future Exchange Act periodic reports, please describe this section the business of your subsidiary Pipeline Nutrition, Inc.  Please be sure to include any material arrangement or agreements regarding Pipeline Nutrition, Inc.

Response No. 10

In future Exchange Act filings, the Company will describe in greater detail information regarding its subsidiary Pipeline Nutrition, Inc. including material arrangements or agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

Results of Operations 2012-2011, page 24.

11.  We note your disclosure regarding the company beginning to record sales from its subsidiary Pipeline Nutrition, Inc.  In future Exchange Act periodic reports, please describe these sales in greater detail.

Response No. 11:

In future Exchange Act filings, the Company will provide greater detail to the record of sales from its subsidiary Pipeline Nutrition, Inc.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions, please contact me at your earliest convenience via email at: mike@princetonresarch.com.

Very truly yours,

Broadleaf Capital Partners, Inc.

By:	Michael King
Name :	Michael King
Title :	President